

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Darryl Bond
Chief Financial Officer
Yext, Inc.
61 Ninth Avenue
New York, NY 10011

  Re: Yext, Inc.
    Form 10-K for the Fiscal Year Ended January 31, 2022
    Filed March 18, 2022
    Form 10-Q for the Quarterly Period Ended April 30, 2022
    Filed June 9, 2022
    File No. 001-38056

Dear Mr. Bond:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year Ended January 31, 2022 Compared to Fiscal Year Ended January 31, 2021, page 43

1. You disclose that the increase in revenue was primarily driven by new customer subscriptions to your platform and to a lesser extent, expanded subscriptions for existing customers. Where a material change is attributed to two or more factors, each identified factor should be described in quantified terms. Please tell us what consideration was given to quantifying the relative contribution of each of these factors to your revenue growth. Refer to Item 303(b) of Regulation S-K.

2.   We note that in your earnings calls you have quantified the metrics annual recurring revenue ("ARR") and the number of customers with ARR greater than $100,000. We further note that ARR has also been disclosed in your earnings releases furnished on Form 8-K, including a breakout between direct customers and third-party reseller customers in the Form 8-K furnished on June 8, 2022. Please tell us whether these metrics are key performance indicators, and if so, please disclose these metrics in your periodic filings. Also, disclose the percentage of revenue attributed to customers with more than $100,000 in ARR to add context to this metric. Refer to SEC Release No. 33-10751.

Form 10-Q for the Quarterly Period Ended April 30, 2022

Notes to Condensed Consolidated Financial Statements
Note 3. Revenue , page 10

3.   We note that you disaggregate revenue from contracts with your customers by geographic region. Please tell us what consideration was given to further disaggregating revenue by sales channel. In this regard, we note that in your earnings release for the first quarter of fiscal 2023 you began to disaggregate your ARR metric between reseller and non-reseller customers, however you do not quantify the related revenue streams. Refer to ASC 606-10-50-5 and 606-10-55-91(g).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ho Shin